EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

For the years ended December 31,	2009	2008	2007	2006	2005

Income from continuing operations	$2,978	$6,955	$5,153	$4,313	$4,912

Subtract:
Net income attributable to noncontrolling interest	(51)	(116)	(75)	(111)	(74)
Adjusted income from equity investments (a)	(88)	(84)	(28)	(52)	(53)

	2,839	6,755	5,050	4,150	4,785

Add:
Provision for taxes on income (other than
foreign oil and gas taxes)	695	2,213	1,577	1,545	632
Interest and debt expense	140	133	344	297	305
Portion of lease rentals representative of the interest factor	57	58	60	52	47

	892	2,404	1,981	1,894	984

Earnings before fixed charges	$3,731	$9,159	$7,031	$6,044	$5,769

Fixed charges:
Interest and debt expense including capitalized interest	$218	$201	$403	$352	$331
Portion of lease rentals representative of the interest factor	57	58	60	52	47

Total fixed charges	$275	$259	$463	$404	$378

Ratio of earnings to fixed charges	13.57	35.36	15.19	14.96	15.26

(a)	Represent adjustments to arrive at distributed income of equity investees.